                             YEAR 2000 / 4TH QUARTER
                              RESULTS OF OPERATIONS
                             OF GLOBAL SOURCES LTD.


      THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING FINANCIAL STATEMENTS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR PLANS, ESTIMATES AND BELIEFS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

BACKGROUND

      We are a leading enabler of online global merchandise trade. Our business began in 1971 in Hong Kong when we launched ASIAN SOURCES, a magazine to serve global buyers importing products in volume from Asia. Realizing the importance of e-commerce, we commercially released the first version of GLOBAL SOURCES TRANSACT, our proprietary trade management software to facilitate international transactions in 1991. We then became one of the first business-to-business online marketplaces by launching ASIAN SOURCES ONLINE in 1995. At that time, we began repositioning our trade magazines to play a supportive, educational and promotional role to accelerate the shift of our customers to our e-commerce services. In 1999, we expanded our scope to include global suppliers and changed the name of our online marketplace to GLOBAL SOURCES ONLINE.

      Our services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our primary online service is creating and maintaining Marketing Websites that present suppliers' product and company information in a consistent, easily searchable manner on GLOBAL SOURCES ONLINE. We also offer cataloguing services for buyers and suppliers. Private Buyer Catalogs enable buyers to maintain customized information from current and potential suppliers. Private Supplier Catalogs are password-protected online environments where suppliers can develop and maintain their own product and company data. Complementing these services are GLOBAL SOURCES TRANSACT and GLOBAL SOURCES CONNECT, software solutions that facilitate and automate international trade transactions, and various trade magazines and CD-ROMs.

      We were originally incorporated under the laws of Hong Kong in 1970. As a result of our recent share exchange, we are now incorporated under the laws of Bermuda and have changed our name to Global Sources Ltd.

OVERVIEW

      We derive revenue from three principal activities.

      ONLINE MARKETPLACE SERVICES--Our principal online marketplace services are Marketing Websites, where suppliers present their products and capabilities on GLOBAL SOURCES ONLINE. We also derive revenue from banner advertising and placement fees. We ratably recognize the fees we receive to display a supplier's goods or company data over the contractual term, which is generally six to 12 months.

      TRANSACTION SOFTWARE AND SERVICES--Currently, customers typically pay a one-time fee for a perpetual license to use our GLOBAL SOURCES TRANSACT software. License fees are based on the number of sites and users for the software product and also include post-contract customer support services for one year. We recognize license fees upon delivery of the software and when no significant obligations remain. Post contract customer support revenue is deferred and recognized ratably over the maintenance period. We are in the process of creating web-enabled versions of TRANSACt, for which we may charge customers differently. For GLOBAL SOURCES CONNECt, we plan for customers to pay on a subscription basis and will recognize revenue ratably over the subscription term.

      COMPLEMENTARY MEDIA SERVICES--Suppliers pay for advertising in our trade magazines to promote their products and companies. Generally, we publish our trade magazines monthly. We recognize revenue ratably over the period in which the advertisement is displayed, generally not exceeding one year. We also derive revenue from buyers that subscribe to our trade publications.

      Revenue from other sources primarily relates to organizing business seminars and exhibitions. We recognize revenue at the conclusion of these events.

      Our costs of revenue consist of the commissions we pay to our independent sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives obtain content for our Marketing Websites and trade magazines, sell our software and receive a commission as a percentage of the revenue generated.

RESULTS OF OPERATIONS

      The following table sets forth our results of operations:

                                         Three months ended           Year ended
                                             December 31,             December 31,
                                       ----------------------    ----------------------
                                          1999        2000         1999         2000
                                       ---------    ---------    ---------    ---------
INCOME STATEMENT DATA:
Revenue:
   Online marketplace services .....   $   8,574    $  16,041    $  25,795    $  56,412
   Transaction software and services          95          161          584          733
   Complementary media services ....      14,837        9,712       62,116       43,424
   Other ...........................       1,470        1,230        3,379        4,597
                                       ---------    ---------    ---------    ---------
        Total revenue ..............   $  24,976    $  27,144    $  91,874    $ 105,166

Operating expenses:
   Sales ...........................   $   8,778    $   9,552    $  31,083    $  36,549
   Circulation .....................       3,396        3,790       13,069       13,337
   General and administrative ......       9,476       10,742       32,134       36,197
   Online services development .....       1,703        3,104        3,461        6,665
   Non-cash compensation expense ...          --           81           --       65,689
   Other non-cash expenses .........          93          740          371        2,371
                                       ---------    ---------    ---------    ---------
        Total operating expenses ...   $  23,446    $  28,009    $  80,118    $ 160,808

Income/(loss) from operations ......   $   1,530    $    (865)   $  11,756    $ (55,642)
                                       ---------    ---------    ---------    ---------

Net income/(loss) ..................   $   1,376    $ (12,935)   $  10,969    $ (68,221)
                                       =========    =========    =========    =========

INCOME/(LOSS) FROM OPERATIONS
   Online Marketplace services .....   $     380    $   1,652    $   3,607    $ (23,276)
   Transaction software services ...        (690)      (2,838)      (1,562)      (3,469)
   Complementary media services ....         565          258        9,392      (27,106)
   Others ..........................       1,275           63          319       (1,791)
                                       ---------    ---------    ---------    ---------
Consolidated .......................   $   1,530    $    (865)   $  11,756    $ (55,642)
                                       =========    =========    =========    =========


The following table represents our revenue by geographical areas:

                                         Three months ended           Year ended
                                             December 31,             December 31,
                                       ----------------------    ----------------------
                                          1999        2000         1999         2000
                                       ---------    ---------    ---------    ---------
Asia ...............................   $  23,350    $  24,746    $  85,352    $  97,501
United States.......................       1,259        1,335        4,618        5,235
Europe .............................         364          247        1,159        1,083
Other ..............................           3          816          745        1,347
                                       ---------    ---------    ---------    ---------
Total revenue.......................   $  24,976    $  27,144    $  91,874    $ 105,166
                                       =========    =========    =========    =========

CONSOLIDATED RESULTS

      REVENUE. Our online marketplace services revenue grew from $8.6 million during the three months ended December 31, 1999 to $16.0 million during the three months ended December 31, 2000, an increase of 86%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $14.8 million during the three months ended December 31, 1999 to $9.7 million during the three months ended December 31, 2000, a decrease of 34%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $25 million during the three months ended December 31, 1999 to $27.1 million during the three months ended December 31, 2000, an increase of 8%.

      Our online marketplace services revenue grew from $25.8 million in the year 1999 to $56.4 million in the year 2000, an increase of 119%. This increase was attributable to our increased sales efforts and the continuing acceptance by our clients of our online marketplace services as a way of conducting export trade. Our complementary media services revenue declined from $62.1 million in the year 1999 to $43.4 million in the year 2000, a decrease of 30%. This decrease was attributable to our ongoing emphasis on online marketplace services. Total revenue grew from $91.9 million in the year 1999 to $105.2 million in the year 2000, an increase of 14%.

      SALES. Sales costs consists of the commissions paid and incentives provided to our independent sales representatives and sales support costs. Sales costs increased from $8.8 million during the three months ended December 31, 1999 to $9.6 million during the three months ended December 31, 2000, an increase of 9% due mainly to increase in revenue and sales support costs incurred for development of new markets.

      Sales costs increased from $31.1 million in the year 1999 to $36.6 million in the year 2000, an increase of 18% arising mainly from the growth in revenue and sales support costs incurred for development of new markets.

      CIRCULATION. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs increased from $3.4 million during the three months ended December 31, 1999 to $3.8 million during the three months ended December 31, 2000, an increase of 12%, due mainly to increase in printing charges and paper costs for increases in print runs.

      Circulation costs increase from $13.1 million in the year 1999 to $13.3 million in the year 2000, an increase of 2%, due mainly to increase in printing charges and paper costs for increases in print runs.

      GENERAL AND ADMINISTRATIVE. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $9.5 million during the three months ended December 31, 1999 to $10.7 million during the three months ended December 31, 2000, an increase of 13%, due mainly to an increase in marketing expenses and fees paid for professional services.

      General and administrative costs increased from $32.1 million in the year 1999 to $36.2 million in the year 2000, an increase of 13%, due mainly to cash expenses incurred in connection with our recent share exchange, increase in marketing expenses and fees paid for professional services.

      DEVELOPMENT COSTS. Development costs consist mainly of payroll costs, office rental and depreciation relating to the development of GLOBAL SOURCES ONLINE, Private Buyer Catalogs, Private Supplier Catalogs and online Transaction Services. Development costs to fund the expansion of our online marketplace services and transaction services, increased from $1.7 million during the three months ended December 31, 1999 to $3.1 million during the three months ended December 31, 2000, an increase of 82%. This increase resulted from our efforts to continue to enhance our online marketplace services and transaction services.

      Development costs to fund the expansion of our online marketplace services and transaction services increased from $3.5 million in the year 1999 to $6.7 million in the year 2000, an increase of 91%. This increase resulted from our efforts to continue to enhance our online marketplace services and transaction services.

      NON-CASH COMPENSATION EXPENSE. On February 4, 2000, the company established a restricted share award plan for the benefit of our chairman and chief executive officer in recognition of services to the company. In conjunction with the restricted share award plan, the principal shareholder assigned 4,008,221 ordinary shares of the company representing 15.2% equity interest in the company, to the company. The company then awarded these shares to our chairman and chief executive officer.

      Effective August 30, 2000, the company's equity compensation plan committee approved the accelerated vesting of all the restricted shares granted to our chairman and chief executive officer. The non-cash compensation expense associated with this award amounted to $64 million. An amount of $10.3 million was charged up to second quarter and $53.7 million was charged in the third quarter. The $64 million non-cash compensation charge was correspondingly credited to additional paid in capital, resulting in no dilution to shareholders' equity.

      In the third quarter 2000, the Company's equity compensation plan committee granted awards under ECP II and ECP III to staff and team members.

      The total non-cash compensation expense, resulting from the one-time grant of shares to the chairman and chief executive officer and the two ECP plans, recorded by the company during the year ended December 31, 2000 was $65.7 million.

      OTHER NON-CASH EXPENSES. Other non-cash expenses consist of listing expenses in connection with our recent share exchange and amortization of intangibles and software development costs. Other non-cash expenses during the three months ended December 31, 2000 and 1999 were $0.7 million and $0.1 million respectively, consisting of amortization of intangibles.

      Other non-cash expenses for the year 2000 was $2.4 million, consisting mainly of $1.4 million incurred in connection with our recent share exchange and $0.6 million amortization of software development cost, compared to $0.4 million for the year 1999 for amortization of intangibles.

      INCOME FROM OPERATIONS. Income from operations for online marketplace services grew from $0.4 million during three months ended December 31, 1999 to $1.6 million during three months ended December 31, 2000, an increase of 300%. The increase is attributable to growth in revenue. The total loss from operations during three months ended December 31, 2000 was $0.9 million as compared to an income of $1.5 million during the corresponding period of 1999. The loss was mainly due to amortization of software development cost of $0.6 million and increase in online services development costs.

      Loss from operations for online marketplace services for the year 2000 was $23.3 million as compared to the income from operations of $3.6 million in 1999. Total loss from operations during year 2000 was $55.6 million as compared to an income from operations of $11.8 million during 1999. The loss during year 2000 was mainly due to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and increase in online services development costs.

      WRITE-DOWN ON INVESTMENT. During the fourth quarter of year 2000, we wrote down $11.8 million on investments in and cash advances to unaffiliated electronic commerce companies, based on the current financial position of the investee companies and other information which became available in quarter four and developments in the technology and internet sectors in quarter four.

      INCOME TAXES. We reported a tax provision of $0.4 million during the three months ended December 31, 2000 and $0.6 million during the three months ended December 31, 1999.

      We reported a tax provision of $1.3 million in the year 2000 and $1.4 million in the year 1999.

      The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company's subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

      NET INCOME. Net loss was $12.9 million during the three months ended December 31, 2000, as compared to net income of $1.4 million during the three months ended December 31, 1999. This net loss was due mainly to the write-down on investments in unaffiliated electronic commerce companies of $11.8 million, amortization of software development cost of $0.6 million and increase in online services development costs.

      Net loss was $68.2 million for the year 2000, as compared to net income of $11.0 million for last year. This net loss was due mainly to the non-cash compensation expense of $65.7 million, non-cash listing expenses of $1.4 million and the write-down on investments in unaffiliated electronic commerce companies of $11.8 million and increase in online services development costs.


LIQUIDITY AND CAPITAL RESOURCES

      We finance our activities using cash generated from our operations, supplemented by borrowings from a short-term bank loan, as necessary.

      Net cash generated from operating activities was $16.9 million during the year 2000 and $15.1 million for the year 1999. The primary source of cash from operating activities was net income as adjusted by non-cash expenses and changes in working capital.

      Net cash used for investing activities was $29.6 million for the year 2000, of which $17.1 million was used principally for capital expenditures for computers and software development and $13.0 million was used principally for investment in electronic commerce companies. Net cash used for investing activities in the year 1999 was $7.9 million, used primarily for the purchase of computers and software development.

      Net cash generated from financing activities was $10.0 million in the year 2000, which resulted from short term borrowings and $6.0 million capital contributed by CMP Media Inc., the minority shareholder, in the joint venture. Net cash used for financing activities was $7.5 million in the year 1999, resulting primarily from the payment of dividends.

      Effective January 1, 2000, we executed a loan agreement in the principal amount of $11.4 million to establish the repayment terms of amounts owed to our principal shareholder. On January 1, 2005, we will begin repayment of this promissory note by making quarterly payments of principal and interest over the then following ten years. Interest will accrue beginning January 1, 2005 at the applicable U.S. Federal Funds rate.

      On March 17, 2000, we entered into a revolving credit facility with Bank of Bermuda (Isle of Man) Limited. The credit facility has a term of one year and provides a borrowing facility of up to $25.0 million, with minimum borrowings of $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility.

      On March 22, 2000, we used $5.3 million under our credit facility to repay and cancel a loan made on March 9, 2000 from Hung Lay Si Co. Ltd. to us. The loan was used to pay U.S. taxes on income of Merle Hinrichs, our chairman and chief executive officer. Mr. Hinrichs has executed a promissory note in the amount of $5.0 million, representing his portion of the U.S. taxes on income owed, that bears interest at the Federal Funds rate plus 2%, adjusted quarterly. Mr. Hinrichs repaid the loan along with the interest due on December 19, 2000. In addition, we used $8.0 million of the credit facility to partially fund an investment in an unaffiliated electronic commerce company. On September 19, 2000, we repaid $4.0 million in the debt from the general operating funds and on December 19, 2000, we further repaid $5.3 million from the proceeds of the loan repayment by Mr. Hinrichs. As of December 31, 2000, we had drawn $4.0 million under the credit facility.

      On May 19, 2000, we invested $1.0 million in an unaffiliated electronic commerce company. Under the terms of the agreement, we provided this company, on June 14, 2000 with an additional unsecured cash advance of $2.0 million, repayable within two years, or three months notice from us. We also have an option to convert the unsecured advances into equity shares. However based on the current financial position of the investee company and other available information, we considered it prudent to write down completely the investment and the unsecured cash advance. At the same time we also wrote down $8.8 million on our investment of $10.0 million in another electronic commerce company based on the latest available information. The total $11.8 million write down is reflected on the income statement.

      On July 7, 2000 we entered into an agreement with CMP Media Inc., a unit of United News & Media plc to set-up a joint venture company to provide new technology content, media and e-commerce services to the electronics technology market in Asia. We took a 80% share and CMP took 20% share in the joint venture company. We transferred two of our existing publications, marketing inserts business and conference and exhibitions business as the consideration for our 80% share. CMP paid for its share of $6 million in cash. CMP purchased from us an additional 19.9% interest in joint venture for which it executed a promissory note for $6 million. The promissory note can be repaid out of the dividends received by CMP from the joint venture company.

      The total costs capitalised for the development of Global Sources Connect were $9.3 million. We launched the product on October 17, 2000 and started to amortize the development costs over the estimated useful life of three years.

      Advance payments received from customers were $15.1 million as of December 31, 1999 and $15.9 million as at December 31, 2000, improving our liquidity. We anticipate that cash on hand, cash generated from operations and short-term bank borrowings will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on our current levels of operation. However, we intend to raise additional capital in order to invest in the growth of our online marketplace services and transaction software and services businesses.

      We do not hedge our exposure to foreign currency fluctuations.